SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

1.	Press release issued by Grupo IMSA on December 15, 2005.	1

Press Release
BMV

IMSA ACERO to Invest US$120 million to Increase Production Capacity

Monterrey, N.L., Mexico – December 15, 2005 – Grupo Imsa (BMV: IMSA) announces that its Board of Directors has authorized a US$120 million investment for IMSA ACERO to increase its production capacity of cold-rolled, pre-painted and galvanized steel sheet. The additional capacity will be installed at the company’s current facilities in Monterrey, Mexico.

The project includes a new continuous industrial line to galvanize and paint high-specification steel, thereby positioning the company to offer enhanced service to industrial markets such as the automotive, appliance and refrigeration sectors. The new production line will have the capacity to galvanize 300,000 tonnes of steel per year and will have the flexibility to paint 130,000 tonnes of the total capacity. The company will start implementing this project at the beginning of 2006 in order to have the new line operational by mid-2007. At the same time, IMSA ACERO will increase its cold-rolling capacity by 260,000 tonnes, steel which will be used to feed the new galvanizing and painting line.

Mr. Santiago Clariond, President and CEO of IMSA ACERO, explained, “This line, which will be the most advanced steel galvanizing and painting line in Mexico, reinforces IMSA ACERO’s commitment to serve the highest specification markets. Over the past few years, the domestic market for coated steel has grown considerably, driven by growth in industrial markets, where we have seen plants from other countries being relocated to Mexico in order to better serve the North American market. Additionally, we have been very successful in certifying our operations to supply these target markets, so it is very important that we plan the expansion of our installed capacity in order to continue capitalizing on market growth without affecting our level of service.”

Grupo Imsa dates back to 1936 and is today one of Mexico’s leading diversified industrial companies. With manufacturing and distribution facilities in Mexico, the United States, Europe, and throughout Central and South America, Grupo Imsa has an important presence throughout the world. In 2004 the Company’s sales reached US$3.3 billion, of which close to 50% was generated outside Mexico. Grupo Imsa shares are traded on the Mexican Stock Market (IMSA).

Contact:

José Luis Fornelli, Investor Relations, (81)8153-8416

jose.fornelli@grupoimsa.com

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: December 16, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer